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The Stockholders and Board of Directors
ViroPharma Incorporated:

We consent to incorporation by reference in the registration statement (No. 333-34129) on Form S-8 of VIroPharma Incorporated (A Development Stage Company) of our report dated February 20, 1998 relating to the balance sheets of ViroPharma Incorporated (A Development Stage Company) as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1997, and for the period December 5, 1994 (Inception) to December 31, 1997, which report appears in the December 31, 1997, Annual Report on Form 10-K of ViroPharma Incorporated (A Development Stage Company).

                                        KPMG Peat Marwick LLP
Princeton, New Jersey
March 25, 1998